Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-198986

Free Writing Prospectus dated October 9, 2014

Fantex, Inc.

On October 3, 2014, two media publications were released by each of ValueWalk (the “ValueWalk Article”) and The Hollywood Reporter (“The Hollywood Reporter Article” and, together with the ValueWalk Article, the “Articles”), attached hereto as Annex A and Annex B, respectively.  The Articles concern Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”) and reference the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) and the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery” and, together with Fantex Series Arian Foster, Fantex Series Vernon Davis, Fantex Series EJ Manuel and Fantex Series Mohamed Sanu, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering” and the “Alshon Jeffery Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256, 333-196437 and 333-198986 respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement” and the “Alshon Jeffery Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014.  The Articles reference the Offerings and quote certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Articles contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Articles were not prepared by or reviewed by the Company or any other offering participant prior to their publication.  The publishers of the Articles are not affiliated with the Company.  The Company made no payment and gave no consideration to the publishers in connection with the publication of the Articles or any other articles published by the publishers concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Articles represent the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Articles or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

ValueWalk Article

•                  The ValueWalk Article is titled “Fantex May Sell Movie Star Investments; Professionals Skeptical” and refers to a “[p]rimary focus of celebrity investment.” The ValueWalk Article also states, “Want to purchase the right’s [sic] to a celebrities [sic] future success?  Fantex, the exchange method that allows investors to get a piece of an athlete’s future earnings, has its eye on offering future dibs on the success and failure of movie celebrities.” The ValueWalk Article refers to an entertainment attorney who “wonder[s] how ‘investors’ would feel if the person they invested in decided they wanted to take a break from the rat race for a few years.” The ValueWalk Article contains a quote from The Hollywood Reporter that refers to “a stock market for entertainers.”  The ValueWalk Article also refers to a “celebrity selling their future revenues.” The Company clarifies that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract” and, together with the Vernon Davis Brand Contract, EJ Manuel Brand Contract and the Mohamed Sanu Brand Contract, the “Brand Contracts”). The Company further clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  The ValueWalk Article states that, “[t]o date Fantex has paid dividends, and there is no reason to suspect the firm would do otherwise.” The Company clarifies that its board of directors is permitted, but not required, to declare and pay dividends on any Tracking Stock up to the available dividend amount for such Tracking Stock. The Company intends to pay cash dividends from time to time out of available cash for each Tracking Stock equal to an amount in excess of 20% of the available dividend amount for such Tracking Stock. The Company’s board of directors may change its dividend policy at any time and from time to time, and the Company may retain some or all available funds and future income to support its operations and finance the growth and development of its business as well as, in some circumstances, invest some of the available funds to further enhance a brand or acquire additional income in a brand if the Company believes that those would be more productive uses of some or all of the available funds. A more detailed description of the Company’s dividend policy is available in the Registration Statements.

The Hollywood Reporter Article

•                  The Hollywood Reporter Article is titled “Should Jennifer Lawrence Have an IPO for Herself?” and states “San Francisco-based Fantex plots a trading exchange for real people, where shares of future revenue could give stars a big payday now.” The Hollywood Reporter Article mentions “a Tom Cruise IPO” and “trading shares of Melissa McCarthy for a piece of Ben Affleck.” The Hollywood Reporter Article also mentions Fantex, where “investors can buy and sell interests in real-life people” and refers to “launching IPOs for San Francisco 49ers tight end Vernon Davis and Buffalo Bills quarterback E.J. Manuel.” The Hollywood Reporter Article proposes a hypothetical situation where “a star like Jennifer Lawrence decided to go public using the Fantex model.” The Hollywood Reporter Article also states that “Fantex wouldn’t be the first to allow investors to share in entertainer income” and refers to “a stock market for entertainers.”  The Hollywood Reporter Article also states that “Fantex announced its latest signing — Chicago Bears wide receiver Alshon Jeffery, who will be offering investors a 13 percent stake in his future income.” The Company clarifies that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or Brand Contract. An investment in a Tracking Stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Vernon Davis Brand Contract. Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the EJ Manuel Brand Contract. Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Mohamed Sanu Brand Contract. Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Alshon Jeffery Brand Contract.  The Company further clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of the respective Contract Party. Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  The Hollywood Reporter Article states that “Fantex, based in San Francisco, is a recently launched trading exchange where investors can buy and sell interests in real-life people.”  Additionally, The Hollywood Reporter Article, while discussing a hypothetical situation where actress Jennifer Lawrence signs a brand contract with the Company, states that “[i]n exchange for a big check up front, Fantex would collect her earnings, sell the shares to investors and decide when to pay out dividends.” The Company clarifies that Fantex, Inc. is a brand building company that purchases a minority interest in an athlete’s brand pursuant to a brand contract and works to increase the value of the brand. In order to fund the purchase of such minority interest, Fantex, Inc. develops a tracking stock that is designed to track and reflect the economic performance of the brand, which tracking stock the Company offers to the public through an initial public offering. Contingent upon the successful completion of the initial public offering, the Company then pays the athlete the purchase price of the minority interest. The Company then collects its minority interest from the athlete pursuant to the applicable brand contract.  Fantex Brokerage Services, LLC (“FBS”), a registered alternative trading system, is the Company’s affiliated broker-dealer and the exclusive trading platform for tracking stocks that are issued by Fantex, Inc.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s and Alshon Jeffery’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the ValueWalk Article dated October 3, 2014

Fantex May Sell Movie Star Investments; Professionals Skeptical

By Mark Melin | October 3, 2014 3:26 PM

Primary focus of celebrity investment is retail investors, which could lead to “aggressive brand advocates”

Want to purchase the right’s to a celebrities future success?  Fantex, the exchange method that allows investors to get a piece of an athlete’s future earnings, has its eye on offering future dibs on the success and failure of movie celebrities.

Fantex CEO on the benefits of selling future income

Fantex Chief Executive Officer Buck French told ValueWalk the benefit to someone selling their future income was not only financial, but “holders of these securities will be advocates who help amplify the brands of these athletes.”

One Hollywood attorney, whose clients include Will Smith and Britney Spears, is concerned about investors getting a little too aggressive “amplifying the brand.”

“One problem is this: It creates a relationship with potentially thousands of strangers looking over your client’s shoulder, curious about their personal and professional choices,” Attorney Ken Hertz told the Hollywood Reporter. “All the waivers in the world can’t make that a good idea.”

Jill Smith, an entertainment attorney at Kleinberg Lange, wondered how “investors” would feel if the person they invested in decided they wanted to take a break from the rat race for a few years.

Don’t think such concerns are that outlandish, this is exactly what Ricky Williams did when he played for the Miami Dolphins then, after reporting having smoked marijuana to a significant degree, decided to leave and live a season off in Hawaii.

Investors should take a look at insider trading

There are other issues to which investors should grapple, such as insider trading, as the Hollywood reporter noted:

Even if actors signing up with Fantex disclaim any fiduciary duties to investors and don’t mind sacrificing secrecy about their pay, a stock market for entertainers raises other issues that would need to be sorted. For example, Greenberg Glusker attorney Andrew Apfelberg expresses concern over “insider trading, given the numerous people who would know that an actor is signed up to do a given project long before the public ever knew.”

From an investor’s perspective, that paragraph might cause pause when it mentions the ability of the celebrity selling their future revenues to “disclaim any fiduciary duties to investors.”

The New York Times had previously reported that “anyone buying into these offerings accepts a substantial amount of risk. Investors do not have a direct legal right to the income. Dividends are not guaranteed…”

Fantex has no reason to not pay dividends

To date Fantex has paid dividends, and there is no reason to suspect the firm would do otherwise.  Certain astute professional investors, however, accustomed to looking for loopholes in exotic alternative investments, note this as a point of concern.

When asked about this potential loophole, French said: “As stated in our S-1, our intention is to pay a significant portion of the income received as dividends. However, like all companies, Fantex dividends cannot be guaranteed and are subject to approval of the Board of Directors.”

Another topic is the composition of Fantex customer base, which has been said to be primarily retail.

“Fantex was created to allow individual investors to purchase stock tied to the income streams of their favorite athletes,” French said. “Having said that, there’s been interest in our first offerings from institutional investors as well: one is not precluding the other.”  The company says that it has institutions who have invested in athletes.

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Annex B

Text of The Hollywood Reporter Article dated October 3, 2014

Should Jennifer Lawrence Have an IPO for Herself?

By Eriq Gardner | October 3, 2014 5:00 AM PDT

San Francisco-based Fantex plots a trading exchange for real people, where shares of future revenue could give stars a big payday now; says one lawyer, “I can almost guarantee it’s going to happen”

Is the world ready for a Tom Cruise IPO? How about trading shares of Melissa McCarthy for a piece of Ben Affleck?

It might not happen this year, but don’t be surprised if one day soon, celebrity fandom mixes with market capitalism to produce stock offerings tied to the income of top-earning stars such as Robert Downey Jr., Sandra Bullock or Denzel Washington. According to Buck French, CEO of Fantex, Inc., his company certainly has such designs.

Fantex, based in San Francisco, is a recently launched trading exchange where investors can buy and sell interests in real-life people. So far, Fantex has focused on professional athletes, launching IPOs for San Francisco 49ers tight end Vernon Davis and Buffalo Bills quarterback E.J. Manuel. In September, Fantex announced its latest signing — Chicago Bears wide receiver Alshon Jeffery, who will be offering investors a 13 percent stake in his future income from playing contracts, endorsements and other activities related to football. In return, Jeffery will get most of the $7.94 million being raised from the stock offering up front.

In focusing first on athletes, Fantex is attempting to capitalize on the fervor around fantasy sports to give “owners” even more rooting interest. But French says he believes the same financial model holds “tremendous potential” for top actors and music superstars who have become brands in their own right and have projectable cash-flow streams to offer. For instance, if a star like Jennifer Lawrence decided to go public using the Fantex model, she would agree to sell Fantex a portion of her future income from acting, endorsements and appearance fees. In exchange for a big check up front, Fantex would collect her earnings, sell the shares to investors and decide when to pay out dividends. Lawrence would keep the authority to make her career choices, meaning the investors would never have a say in whether she returns for the next X-Men sequel.

Still, this prospect gathers mixed reactions in Hollywood.

Schuyler Moore, a film finance lawyer at Stroock, is optimistic at the idea of generating up-front cash for entertainers and establishing a new vehicle to leverage a star’s fan base. “I can almost guarantee it’s going to happen,” he says. But there are skeptics, such as attorney Ken Hertz, whose clients include Will Smith and Britney Spears. “One problem is this: It creates a relationship with potentially thousands of strangers looking over your client’s shoulder, curious about their personal and professional choices,” he says. “All the waivers in the world can’t make that a good idea.”

Fantex wouldn’t be the first to allow investors to share in entertainer income. In 1997, rocker David Bowie began offering bonds based on his future revenue, with his older recordings used as collateral. But according to attorney Donald Passman, author of All You Need to Know About the Music Business, the “Bowie bonds” model never took off because the high fees and tax payments represented a more expensive option for entertainers than just borrowing from a bank.

Fantex also wouldn’t be the first to allow fans to treat entertainers like public corporations. Cantor Fitzgerald runs a platform called the Hollywood Stock Exchange that allows users to buy and sell virtual shares of films and celebrities. At its height in 2010, it reported 1.7 million users, and there were plans to begin using real money. Then the government put a stop to it and the hype died down, though it’s still quietly in operation, with about 55,000 users.

No company has gone quite as far as Fantex. The start-up registers its listings at the SEC and uses Latham & Watkins, a white-shoe law firm, to conduct due diligence on its offerings and prepare prospectuses. French says athletes “remain CEO of their brand,” though Fantex is given audit rights to verify income. To French, the biggest difference between athletes and actors is the “lumpiness” of entertainer income, meaning paychecks can vary depending on creative choices or hot and cold streaks. He gives the example of John Travolta as an actor whose career has seesawed unpredictably. That would make projections more challenging — but not impossible.

Kleinberg Lange attorney Jill Smith, who previously worked at Dustin Hoffman’s production company, says she commends Fantax’s entrepreneurial spirit, “but once you get past that highly superficial appeal, I see a lot of problems in this concept: What happens when the actor decides to take a couple of years off to have a family? Go on a year-long humanitarian aid trip? Check in to rehab? Or, perish the thought: retire?”

Even if actors signing up with Fantex disclaim any fiduciary duties to investors and don’t mind sacrificing secrecy about their pay, a stock market for entertainers raises other issues that would need to be sorted. For example, Greenberg Glusker attorney Andrew Apfelberg expresses concern over “insider trading, given the numerous people who would know that an actor is signed up to do a given project long before the public ever knew.”

But fans of celebrities might not necessarily care that actors and musicians represent a riskier asset class than, say, U.S. treasury bonds. As for why talent would sign up for an IPO, French argues that there is an upside beyond a quick payday: “We’re premised on the idea that if you forge a financial interest linked to the brand, then you have not just investors, but advocates.”

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